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                          SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               Amendment No. 1
                      Under the Securities Exchange Act of 1934


                         DYNAMIC MATERIALS CORPORATION
- -------------------------------------------------------------------------------
                              (Name of Issuer)

                                COMMON STOCK
- ------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                267888105
- ------------------------------------------------------------------------------
                              (CUSIP Number)

                         Gary S. Kohler, Vice President
                      Okabena Investment Services, Inc.
                            5140 Norwest Center
               90 South Seventh Street, Minneapolis, MN 55402-4139
                            (612) 339-7151
- -----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                   to receive Notices and Communications)

                             JUNE 3, 1996
                             ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Page 1 of 5 Pages

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CUSIP No.  267888105
- -------------------------------------------------------------------------------

     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          OKABENA PARTNERSHIP K, A MINNESOTA GENERAL PARTNERSHIP  41-1642281
- -------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group
                                                             (a)       [   ]
                                                             (b)       [ X ]
- -------------------------------------------------------------------------------
     (3)  SEC Use Only

- -------------------------------------------------------------------------------
     (4)  Source of Funds
           WC
- -------------------------------------------------------------------------------
     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                               [   ]

- -------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization

                         MN
- -------------------------------------------------------------------------------
Number of      (7)  Sole Voting Power        280,000   shares
Shares Bene-   ----------------------------------------------------------------
ficially       (8)  Shared Voting Power                shares
Owned by       ----------------------------------------------------------------
Each Report-   (9)  Sole Dispositive Power   280,000   shares
   ing Person  ----------------------------------------------------------------
  With         (10) Shared Dispositive Power           shares
- -------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          280,000 shares
- -------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                       [      ]
- -------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)
                              11.17%
- -------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)

          PN

                           Page 2 of 5 Pages
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This first amendment to Schedule 13D is filed by and on behalf of Okabena
Partnership K (the "Partnership") and amends the original Schedule 13D filed on June 27, 1990.

ITEM 1.   SECURITY AND ISSUER

               The class of equity securities to which this statement relates is the common stock (the "Common Stock") of Dynamic Materials Corporation. The principal executive offices of the Company are located at 551 Aspen Ridge Drive, Lafayette, Colorado 80026.

ITEM 2.   IDENTITY AND BACKGROUND

               (a) - (c). This statement is being filed by Okabena Partnership K, a Minnesota general partnership. Its principal business is investment. Okabena Investment Services, Inc., a Minnesota corporation, is the corporate managing partner of the Reporting Person and its principal business is to provide investment and administrative services. Their principal offices are located at 5140 Norwest Center, 90 South Seventh Street, Minneapolis, Minnesota 55402-4139.


               (d) and (e). During the last five years, no Reporting Person and no person listed on Exhibit A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  U.S.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               WC


ITEM 4.   PURPOSE OF TRANSACTION

               For Investment.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13).

               (c). The Reporting Person purchased 22,500 shares of Common Stock on May 30, 1996 at $5.50 per share, 17,500 shares on June 3, 1996 at $5.50 per share, and 10,000 shares on June 4 at $5.40 per share, in open market transactions, thus increasing its beneficial ownership to 280,000 shares (11.17%).

                       Page 3 of 5 Pages

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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH
          RESPECT TO THE SECURITIES OF THE ISSUER


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A:  General Partners of the Reporting Person



















                            Page 4 of 5 Pages

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                                    SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: June 18, 1996                     OKABENA PARTNERSHIP K
                                        By: Okabena Investment Services, Inc.
                                            Its Managing Partner

                                        By:      /s/ Gary S. Kohler
                                            ------------------------------------
                                            Gary S. Kohler, Vice President
























                                   Page 5 of 5 Pages

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                                    EXHIBIT A


ITEM 2. IDENTITY AND BACKGROUND

     Set forth below is a list of the partners of Okabena Partnershp K and their respective occupations. The business address for each partner is c/o Okabena Company, 5140 Norwest Center, 90 South Seventh Street, Minneapolis, MN 55402-4139. The answer to Item 2(d) and (e) for each partner is negative. Each partner who is a natural person is a United States citizen.

               NAME OF PARTNER                          OCCUPATION

1.             Orchard Trust U/A 5-27-70 LJD,
               END, RJD, JWD Trustees                   N/A

2.             DCD Marital Elect. Inc. Trust            N/A

3.             Edward N. Dayton Revocable Trust         Private Investor

4.             Edward N. Dayton Exemption Trust         N/A

5.             Sherry Ann Dayton                        Private Investor

6.             Christopher B. Dayton Rev. Tr.           Private Investor

7.             End Trust for Christopher                N/A

8.             Christopher B. Dayton Excl. Tr.          N/A

9.             Martha B. Dayton Revocable Tr.           N/A

10.            End Trust for Martha                     N/A

11.            Martha B. Dayton Exclusion Tr.           N/A

12.            Michael K. Dayton Revocable Tr.          Private Investor

13.            End Trust for Michael                    N/A

14.            Michael K. Dayton Exclusion Tr.          N/A

15.            Robert J. Dayton Revocable Tr.           Chief Executive Officer
                                                        (Private Investment
                                                        Company)

16.            Robert J. Dayton Trust                   N/A

17.            Robert J. Dayton Exemption Tr.           N/A

18.            Joan L. Dayton Revocable Tr.             Private Investor

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               NAME OF PARTNER                          OCCUPATION

19.            James G. Dayton                          Architect

20.            RJD Trust for James                      N/A

21.            James G. Dayton Exclusion Tr.            N/A

22.            Tobin J. Dayton                          Environmentalist

23.            RJD Trust for Tobin                      N/A

24.            TJD Exclusion Trust                      N/A

25.            Mae F. Dayton                            Research Development
                                                        Director

26.            Scott N. Dayton                          Retailer

27.            RJD Trust for Scott                      N/A

28.            Scott N. Dayton Exclusion Tr.            N/A

29.            John W. Dayton Exemption Trust           N/A

30.            Chadwick L. Dayton                       Student

31.            Chadwick L. Dayton Trust                 N/A

32.            Chadwick L. Dayton Exclus. Tr.           N/A

33.            Whitney L. Dayton                        Student

34.            Whitney Loher Dayton Trust               N/A

35.            Whitney L. Dayton Exclusion Tr.          N/A

36.            Virginia Y. Dayton Revoc. Tr.            Private Investor

37.            Virginia Y. Dayton Term. Trust           N/A

38.            Mark B. Dayton                           State Auditor
                                                        State of Minnesota

39.            Brandt N. Dayton                         President, Brandt N.
                                                        Dayton & Co. (Art
                                                        Dealer)

40.            BND 1978 Family Trust                    N/A

41.            BBD 1966 Trust for BND                   N/A

42.            Christian B. Dayton                      Therapist


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               NAME OF PARTNER                          OCCUPATION

43.            Marina B. Dayton                         Minor

44.            Marina Bliss Dayton Trust                N/A

45.            Alexander B. Dayton                      Minor

46.            Alexander B. Dayton Trust                N/A

47.            Lucy B. Dayton                           Veterinarian

48.            LBD 1985 Family Trust                    N/A

49.            BBD 1966 Trust for LBD                   N/A

50.            Lucy B. Dayton 1990 Term Trust           N/A

51.            Margaret Bliss O'Keefe                   Minor

52.            Margaret Bliss O'Keefe Trust             N/A

53.            Angus Dayton O'Keefe Trust               N/A

54.            Catherine Greer O'Keefe Trust            N/A

55.            Anne D. Buxton                           Artist

56.            BBD Trust for ADB                        N/A

57.            ADB & RMB Term Trust                     N/A

58.            Nicholas Sherman Buxton Trust            N/A

59.            Henry M. Buxton Irrev. Trust             N/A

60.            Wallace C. Dayton Revocable Tr.          Private Investor

61.            WCD 1978 Grandchildren's Trust           N/A

62.            Mary Lee Dayton Revocable Tr.            Private Investor

63.            Sally D. Clement Revocable Tr.           Therapist

64.            1983 SDC Children's Trust                N/A

65.            SDC-SMC 1985 Char. Term Trust            N/A

66.            Stephen M. Clement III                   Educator

67.            Theodore D. Clement                      Minor

68.            Theodore D. Clement Trust                N/A

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               NAME OF PARTNER                          OCCUPATION

69.            Theodore D. Clement Exclus. Tr.          N/A

70.            Winston W. Clement                       Minor

71.            Winston W. Clement Trust                 N/A

72.            Winston W. Clement Exclus. Tr.           N/A

73.            Ellen D. Sturgis Revocable Tr.           Private Investor

74.            EDS 1978 Family Trust                    N/A

75.            Ellen 1985 Char. Term Trust              N/A

76.            Sheldon S. Sturgis Revoc. Tr.            President, ESCO
               Industries

77.            Matthew D. Sturgis                       Minor

78.            Matthew D. Sturgis Trust                 N/A

79.            Matthew D. Sturgis Exclus. Tr.           N/A

80.            Katherine L. Sturgis                     Private Investor

81.            Katherine L. Sturgis Trust               N/A

82.            Katherine L. Sturgis Excl. Tr.           N/A

83.            Rosamond G. Sturgis                      Minor

84.            Rosamond G. Sturgis Trust                N/A

85.            Rosamond G. Sturgis Excl. Tr.            N/A

86.            Katherine D. Nielsen Revoc. Tr.          Private Investor

87.            KDN 1980 Family Trust                    N/A

88.            Katherine 1984 Char. Term Trust          N/A

89.            Stuart A. Nielsen                        Artist

90.            Samuel D. Richardson                     Minor

91.            Samuel D. Richardson Trust               N/A

92.            Samuel D. Richardson Excl. Tr.           N/A

93.            Olivia Maren Nielsen                     Minor

94.            Olivia M. Nielsen Irrev. Trust           N/A


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               NAME OF PARTNER                          OCCUPATION

95.            Elizabeth D. Dovydenas                   Private Investor

96.            EDD 1980 Family Trust                    N/A

97.            John D. Dovydenas                        Minor

98.            John D. Dovydenas Exclusion Tr.          N/A

99.            Elena L. Dovydenas                       Minor

100.           Elena L. Dovydenas Exclus. Tr.           N/A

101.           K.N. Dayton Revocable Trust              Private Investor

102.           1983 Oakleaf Trust U/A 11-1-83           N/A

103.           Julia W. Dayton Revocable Tr.            Private Investor

104.           C.J. Winton Trust U/A 8-1-35             N/A

105.           Judson M. Dayton Revocable Tr.           Private Investor

106.           JMD 1985 Family Trust                    N/A

107.           KND 1966 Trust for C&D                   N/A

108.           JMD 1985 Charitable Term Trust           N/A

109.           EJD 1988 Term Trust                      N/A

110.           Caroline Avery Dayton                    Minor

111.           Caroline Avery Dayton Trust              N/A

112.           Caroline A. Dayton Exclus. Tr.           N/A

113.           Davis Winton Dayton Trust                N/A

114.           Davis W. Dayton Exclusion Tr.            N/A

115.           Duncan N. Dayton Revocable Tr.           Real Estate Developer

116.           DND 1990 Family Trust                    N/A

117.           KND 1966 Trust for DND                   N/A

118.           Duncan N. Dayton Term Trust              N/A

119.           Katharine L. Kelly Revoc. Tr.            Private Investor


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               NAME OF PARTNER                          OCCUPATION

120.           Douglas J. Dayton Revocable Trust        President, Dade, Inc.
                                                        (Medical Technology)

121.           David D. Dayton Revocable Tr.            Engineer, MTS Systems
                                                        (Engineering Firm)

122.           Newton Family Trust                      N/A

123.           Newton Term Trust                        N/A

124.           Vanessa D. Dayton Revocable Trust        Pathologist

125.           Isaac N. Dayton Irrev. Trust             N/A

126.           Caleb F. Dayton Irrev. Trust             N/A

127.           Steven J. Melander-Dayton Rev.           Private Investor

128.           SJMD 1985 Family Trust                   N/A

129.           SJMD 1985 Char. Term Trust               N/A

130.           A.M. Melander-Dayton Trust               N/A

131.           D.J. Melander-Dayton Trust               N/A

132.           Jaclyn Melander Irrev. Trust             N/A

133.           Allison Melander Irrev. Trust            N/A

134.           Bruce C. Dayton Revocable Tr.            Chef

135.           Pamela W. Ritz                           Private Investor

136.           Margot S. Ritz Irrev. Trust              N/A

137.           Charlotte A. Ritz Irrev. Trust           N/A

138.           Nicholas J. Braun Irrev. Trust           N/A

139.           Christopher D. Braun Ir. Trust           N/A

140.           Deeann L. Thompson                       Specialty Retailer

141.           Bruce C. Lueck                           President and Sole
                                                        Director
                                                        Okabena Investment
                                                        Services, Inc.

142.           Bruce C. Lueck - Service Ptnr.           President and Sole
                                                        Director
                                                        Okabena Investment
                                                        Services, Inc.

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               NAME OF PARTNER                          OCCUPATION

143.           Gary S. Kohler                           Vice-President
                                                        Okabena Investment
                                                        Services, Inc.

144.           Gary S. Kohler - Service Partner         Vice-President
                                                        Okabena Investment
                                                        Services, Inc.

145.           GND 1936 Trust for DCD                   N/A

146.           DCD Trust Under Will                     N/A

147.           DCD 1966 Charitable Trust                N/A

148.           DCD 1967 Charitable Trust                N/A

149.           Edward N. Dayton Term Trust              N/A

150.           Robert J. Dayton Term Trust              N/A

151.           John W. Dayton Term Trust                N/A

152.           GBD Trust for BBD                        N/A

153.           GND 1936 Trust for WCD                   N/A

154.           GND 1950 Trust for WCD                   N/A

155.           GBD Trust for WCD                        N/A

156.           SDC 1986 Term Trust                      N/A

157.           SDC 1988 Term Trust                      N/A

158.           John D. Dovydenas Trust                  N/A

159.           Liudas Dovydenas Tr. for John            N/A

160.           Elena L. Dovydenas Trust                 N/A

161.           Liudas Dovydenas Tr. for Elena           N/A

162.           GND 1936 Trust for KND                   N/A

163.           GND 1950 Trust for KND                   N/A

164.           GBD Trust for KND                        N/A

165.           GND 1936 Trust for DJD                   N/A

166.           GBD Trust for DJD                        N/A


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               NAME OF PARTNER                          OCCUPATION

167.           DJD '68 Char. Trust for I&C              N/A

168.           DJD '69 Char. Trust for I&C              N/A

169.           DJD '68 Trust for A&D                    N/A

170.           DJD '69 Char. Trust for A&D              N/A

171.           DJD '68 Char. Trust for BDC              N/A

172.           DJD '69 Char. Trust for BCD              N/A

173.           Okabena Investment Services, Inc.        N/A

174.        GND 1950 Trust for DJD                      N/A